

LG Electronics Inc. 03 AUG -5 AM 7:21

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114



03029045

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

July 10, 2003

* Filing No. : 82-3857

Dear Mr. Dudek,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- Convertible Bond Issue July 09, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL



K.O. Kim
Senior Manager
International Finance Group





Convertible Bond Issue

Issuer	LG Electronics Inc.
Underlying Shares	Ordinary shares (6657 KS) or GDRs
Issue Size	US$ 250.0 MM
Greenshoe	08 July, 2003
Trade Date	08 July, 2003
Settlement Date	11 August, 2003 (est.)
Put Date	11 February, 2005 (est.)
Maturity Date	11 August, 2006 (est.)
Issue Price	100% of par
Denomination	US$ 1,000 per bond
Coupon	0%
Yield to Put/Maturity	0%
Put Price	100.00%
Redemption Price	100.00%
Conversion Premium	30.00%
Reference Ord Price	KRW 53,000
Conversion Price	KRW 68,900
Fixed FX Rate (KRW/US$)	1,179.2 KRW = 1 US$
Conversion Ratio Approx.	17.11 shares per US$ 1,000 bond
Call Feature	Non callable until 11 August, 2005 inclusive, callable thereafter at par subject to 115% hurdle